Santiago, March 10, 2010.

Mr.
Guillermo Larraín Ríos
Superintendent
Superintendence of Securities and Insurance

Ref.: Discloses Material Fact – Changes in Ownership and Acquisition of Control.

Dear Sir,

Pursuant to the provisions set forth in articles 9° and 10° of Law N°18,045 on the Securities Market and in General Regulation N°30 of the Superintendence of Securities and Insurance, I hereby inform you, as a material fact, that we have been informed that yesterday Costa Verde Aeronáutica S.A. (“CVA”) has carried out a purchase from Axxion S.A. and Inversiones Santa Cecilia S.A. of 29,000,000 shares of LAN Airlines S.A., which amount to approximately 8.56% of the company’s shares (the “Transaction”).

This Transaction was implemented in compliance to the provisions of the LAN Shareholders Agreement dated December 14, 2000, and its amendment of July 5, 2004, executed between Axxion S.A., Inversiones Santa Cecilia S.A. and CVA. In addition, we have been informed that the same parties have terminated their Joint Action Agreement, dated July 5, 2004.

Consequently, CVA has become the holder of 107,575,407 shares of LAN Airlines S.A., which represent approximately 31.75% of its subscribed capital, becoming the controller of this company pursuant to articles 97° and 99° of the Securities Market Law. This constitutes an important change in the company’s ownership, which has been deemed a material fact to disclose.

Additionally, it should be noted that Inversiones Mineras del Cantábrico S.A., a corporation related to CVA, holds 7,824,095 shares of LAN Airlines S.A., which represent approximately 2.31% of the subscribed capital.

Lastly, all of the foregoing is evidenced in the material facts disclosed by Costa Verde Aeronáutica S.A. dated February 22 and March 9, 2010.

Sincerely,

/s/
Alejandro de la Fuente Goic
Chief Financial Officer